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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             VODAVI TECHNOLOGY, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   92857V 10 2
                                 --------------
                                 (CUSIP Number)


                                Steven A. Sherman
            509 Vista Grande Drive, Colorado Springs, Colorado 80906
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 2 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven A. Sherman
    ###-##-####
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     330,830  (Includes 86,830 shares held by Sherman Capital
                              Group L.L.C. of which Mr. Sherman is the managing
                              member.)
                     -----------------------------------------------------------
                  8  SHARED VOTING POWER
     NUMBER OF
      SHARES         137,500  (Includes 137,500 shares held by Sherman Capital
    BENEFICIALLY              Partners L.L.C. of which Mr. Sherman is the
     OWNED BY                 managing member.)
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          330,830  (Includes 86,830 shares held by Sherman Capital
                              Group L.L.C. of which Mr. Sherman is the managing
                              member.)
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     137,500 (Includes 137,500 shares held by Sherman Capital Partners L.L.C. of which Mr. Sherman is the managing member.)
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    468,330 (Includes 86,830 shares held by Sherman Capital Group L.L.C. of which Mr. Sherman is the managing member and 137,500 shares held by Sherman Capital Partners L.L.C. of which Mr. Sherman is the managing member.)
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.6%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 3 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sherman Capital Group L.L.C.
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     86,830
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        0
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          86,830
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    86,830
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 4 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sherman Capital Partners L.L.C.
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     137,500
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        0
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          137,500
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    137,500
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 5 of 8 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to shares of common stock (the "Common Stock") of Vodavi Technology, Inc., a Delaware corporation, with principal executive offices located at 8300 East Raintree Drive, Scottsdale, Arizona 85260. All securities reported in this Schedule 13D reflect the 1-for-2 reverse stock split effected by the Issuer on July 18, 1995.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c) and (f). This statement is filed jointly pursuant to Rule 13d-(1)(k) by Steven A. Sherman ("Sherman"), Sherman Capital Group L.L.C. ("Sherman Capital Group") and Sherman Capital Partners, L.L.C. ("Sherman Capital Partners") collectively hereinafter referred to as the "Reporting Persons." A copy of the joint filing agreement among the Reporting Persons is attached as Annex A.

     The business address of Sherman is as follows:

          509 Vista Grande Drive
          Colorado Springs, Colorado 80906

     Sherman's principal occupation and the name and address where such employment is conducted is as follows:

          Non-Executive Chairman and Chief Executive Officer
          Novatel Wireless, Inc., 509 Vista Grande Drive
          Colorado Springs, Colorado 80906

     Sherman is a citizen of the United States.

     Sherman Capital Group and Sherman Capital Partners are both Arizona limited liability companies with their principal places of business located at 509 Vista Grande Drive, Colorado Springs, Colorado 80906. Sherman is the managing member and a principal of both Sherman Capital Group and Sherman Capital Partners. Information with respect to Sherman's principal occupation and business address is set forth above.

     (d) and (e) During the last five years, each Reporting Person and, to the knowledge of Sherman Capital Group and Sherman Capital Partners, their respective executive officers and managing members have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Other than as set forth herein, there has been no material change in the information set forth in response to this Item 3 of the Schedule 13D, as amended, with respect to the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the  Reporting  Persons is a previous  shareholder  of the  Issuer.
Their  respective   acquisitions  of  Common  Stock  were  originally  made  for investment purposes.

     This Amendment No. 4 to Schedule 13D is being filed to report the termination of the Voting Agreement dated March 31, 1999, by and among Sherman, Fereydoun Taslimi, Nahid Loudermilk, Michael Mittel and Noor Research Corp (the "Voting Agreement"). The Voting Agreement was previously filed by the Reporting Persons with the Securities and Exchange Commission as Exhibit 3 to the Reporting Persons" Amendment No. 3 to Schedule 13D. By its terms, the Voting Agreement terminated on October 1, 1999. Except for Sherman, each of the other

---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 6 of 8 Pages
---------------------                                          -----------------

Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer upon the termination of the Voting Agreement.

     Except as described in this Item 4, there are no plans or proposals required to be described in sub-sections (a) through (j) of this Item 4 to which the Reporting Persons are a party. However, each Reporting Person intends to individually and continually review such Reporting Person's position in the securities of the Issuer and may, depending upon an evaluation of the Issuer's business and prospects as well as upon future developments and upon price, availability of shares and other factors, individually determine to increase, decrease or eliminate such Reporting Person's position in the Issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares and the percentage of all shares owned by each of the Reporting Persons is as follows:

          Reporting Person                 Number of Shares     Percent of Class
          ----------------                 ----------------     ----------------
          Sherman                              468,330(1)            10.6%
          Sherman Capital Group                 86,830                2.0%
          Sherman Capital Partners             137,500                3.2%
                                               -------               -----
          Total                                468,330               10.6%

          (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by Sherman as custodian for certain of his minor children, (ii) 75,000 shares of Common Stock underlying a currently exercisable option which vested on October 20, 1998, (iii) 86,830 shares of Common Stock held by Sherman Capital Group, of which Sherman is the managing member and (iv) 137,500 shares of Common Stock held by Sherman Capital Partners, of which Sherman is the managing member. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Group and Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entities.

     (b)                                                   Number       Percent
                                                          of Shares     of Class
                                                          ---------     --------
          Sole Power to Vote Securities:                  330,830(1)      7.5%
          Shared Power to Vote Securities:                137,500(2)      3.2%
          Sole Power to Dispose of Securities:            330,830(1)      7.5%
          Shared Power to Dispose of Securities:          137,500(2)      3.2%

          (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by Sherman as custodian for certain of his minor children, (ii) 75,000 shares of Common Stock underlying a currently exercisable option which vested on October 20, 1998, and,
          (iii) 86,830 shares of Common Stock held by Sherman Capital Group, of which Sherman is the managing member. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Group except to the extent that his individual interest in such shares arises from his interest in such entity.

          (2) Sherman is a managing member of Sherman Capital Partners, which holds 137,500 shares of Common Stock. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entity.

---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 7 of 8 Pages
---------------------                                          -----------------

     (c) Except as described below, there have been no transactions by any of the Reporting Persons with respect to the Common Stock during the 60 days preceding the date of this Amendment No. 4 to Schedule 13D.

          Sherman made the following open market sales of Common Stock:

            Date                    No. of Shares Sold        Price per Share
          -------                   ------------------        ---------------
          8/23/99                          1,000                   $2.50
          8/26/99                          1,100                   $2.50
          8/30/99                          8,900                   $2.18
          9/15/99                         10,000                   $2.14
          9/30/99                         10,000                   $2.14
          10/14/99                         8,250                   $2.14

          In addition, on May 9, 2000, 50,000 shares of Common Stock were transferred from Sherman to LG Electronics, Inc., ("LGE") as successor in interest to Goldstar Telecommunication Co., Ltd ("Goldstar") pursuant to the terms of an Escrow Agreement dated March 28, 1994, among V Technology Holdings Corp., Goldstar, Sherman, Glen R. Fitchet and STKK Service Company (the "Escrow Agreement"). The 50,000 shares of Common Stock owned by Sherman were transferred to LGE in accordance with the terms of the Escrow Agreement because the Issuer did not meet certain agreed upon sales targets and before tax operating income levels. The description of the Escrow Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Escrow Agreement which is filed herewith as Exhibit 1 and incorporated herein by reference.

     (d) Certain shares beneficially owned by Sherman are held in the name of Steven A. Sherman as custodian for certain of his minor children and in the name of Sherman Capital Group and Sherman Capital Partners. As a result, such persons have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

     (e) Except for Sherman, each of the other Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer on October 1, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the contracts, arrangements, understandings or relationships described below or previously reported by any of the Reporting Persons on a
Schedule 13D or any amendments thereto, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person, or, to the knowledge of Sherman Capital Group and Sherman Capital Partners, among any of their respective executive officers and managing members, or between any of their executive officers and managing members and any other person, with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1      Escrow Agreement
     Exhibit 2 Stockholder's Agreement between V Technology Holdings Corp., V Technology Acquisition Corp., Goldstar Telecommunication Co. Ltd., The Sherman Group and The Opportunity Fund, Steven
                    A. Sherman, and Glenn R. Fitchet dated March 28, 1994.

---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 8 of 8 Pages
---------------------                                          -----------------

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: August 2, 2000                     /s/ Steven A. Sherman
                                         ---------------------------------------
                                         Steven A. Sherman


Date: August 2, 2000                     SHERMAN CAPITAL GROUP L.L.C.

                                         /s/ Steven A. Sherman
                                         ---------------------------------------
                                         By: Steven A. Sherman
                                         Its: Managing Member


Date: August 2, 2000                     SHERMAN CAPITAL PARTNERS L.L.C.

                                         /s/ Steven A. Sherman
                                         ---------------------------------------
                                         By: Steven A. Sherman
                                         Its: Managing Member

                                                                         ANNEX A

                             JOINT FILING AGREEMENT

     Steven A. Sherman, Sherman Capital Group L.L.C. and Sherman Capital Partners L.L.C., each hereby agrees that this Amendment No. 4 to Schedule 13D filed herewith relating to the securities of Vodavi Technology, Inc. is filed jointly on behalf of such person.


Date: August 2, 2000                     /s/ Steven A. Sherman
                                         ---------------------------------------
                                         Steven A. Sherman


Date: August 2, 2000                     SHERMAN CAPITAL GROUP L.L.C.

                                         /s/ Steven A. Sherman
                                         ---------------------------------------
                                         By: Steven A. Sherman
                                         Its: Managing Member


Date: August 2, 2000                     SHERMAN CAPITAL PARTNERS L.L.C.

                                         /s/ Steven A. Sherman
                                         ---------------------------------------
                                         By: Steven A. Sherman
                                         Its: Managing Member